Exhibit 3.1

AMENDMENT NO. 1 TO THE
THIRD AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION OF
INFLECTION POINT ACQUISITION CORP. V

RESOLVED, as a special resolution, that Article 49.7 of the Third Amended and Restated Articles of Association of the Company be deleted in its entirety and replaced as follows:

“49.7     In the event that the Company does not consummate a Business Combination by 31 August 2026 (or such later date as may be determined by the Directors pursuant to this Article 49.7, provided that the Directors may only extend such date up to four times, each by one additional month, and in no event later than 31 December 2026), the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten Business Days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”